Exhibit 99.1

INVESTMENT AGREEMENT

THIS INVESTMENT AGREEMENT (this "Agreement") is dated as of November 8, 2022,

BETWEEN:

INVESTISSEMENT QUÉBEC, a corporation legally constituted under the Act respecting Investissement Québec, having its head office at Édifice Iberville 1, located at 1195 Lavigerie Avenue, Suite 060, Québec City, Québec, G1V 4N3, represented and acting by Mr. Amyot Choquette, Senior Director, Mines – Québec, duly authorized for the purposes hereof as declared by him ("IQ");

- and -

NOUVEAU MONDE GRAPHITE INC., a corporation governed by the Canada Business Corporations Act, having its head office at 481 Brassard Street, Saint-Michel-des-Saints, Quebec, J0K 3B0, duly represented herein by Mr. Eric Desaulniers, President and Chief Executive Officer, duly authorized as stated; (the "Corporation").

RECITALS:

A.	Pursuant to a convertible note subscription agreement dated as October 19, 2022 (the "2022 Subscription Agreement") entered into between IQ and the Corporation, IQ agreed to subscribe for, and acquire, and the Corporation agreed to create, issue and sell unsecured convertible note for a capital of US$12.5 million.

B.	Concurrently with the entering into of the 2022 Subscription Agreement, the Corporation entered into convertible note agreements (collectively with the 2022 Subscription Agreement, the "Convertible Note Subscription Agreements") with Mitsui & Co., Ltd. ("Mitsui") and Pallinghurst Bond Limited ("PBL") upon terms similar to the 2022 Subscription Agreement. In connection with such transactions, IQ, Mitsui and PBL agreed to enter into investment agreements with the Corporation, including the agreement created herein.

C.	Concurrently with the entering into of the Convertible Note Subscription Agreements, the Corporation entered into a Framework Agreement dated October 19, 2022 (the "Framework Agreement") with Mitsui and Panasonic Energy Co., Ltd. ("Panasonic"), the purpose of which is, among other things, to allow for the completion of a Feasibility Study (as hereinafter defined) in connection with the development of a Joint Venture (as hereinafter defined) between the Corporation and Mitsui, and the conclusion of a Definitive Offtake Agreement (as hereinafter defined) between the Corporation and Panasonic.

NOW THEREFORE, the Parties agree as follows.

Article 1
INTERPRETATION

Section 1.1           Defined Terms

The following terms and expressions, when appearing in this Agreement with the first letter(s) capitalized, shall, unless otherwise expressly stated, be construed in accordance with the definitions set forth below:

"2022 Subscription Agreement" has the meaning specified in the Recitals to this Agreement.

"Act" means the Canada Business Corporations Act.

"Affiliate" means (a) the Government of Québec and its ministries or any person controlled by them or any agent or mandatary of the Crown or (b) any person who (i) if IQ proceeds with a reorganization or disposal of all or part of its investments; or (ii) if IQ is subject to any transaction or series of transactions of a legislative or governmental nature that could affect its capital structure, its legal or administrative organization or the shares of the Corporation that may be held by IQ.

"Agreement" or "Investment Agreement" means this agreement, as same may be amended, modified, restated, replaced or supplemented from time to time.

"Applicable Securities Laws" means any and all securities Laws, statutes, rules, regulations, by-laws, policies, guidelines, orders, decisions, rulings and awards, applicable in the jurisdiction of Québec.

"Board" means the board of directors of the Corporation.

"Bought Deal" has the meaning given to such term in Section 3.2(1).

"Business Day" means any day of the year, other than a Saturday, Sunday or a day on which banks are closed for the transaction of regular business in the City of Montreal, Québec, Canada.

"Canadian Securities Regulatory Authorities" means the securities commissions or regulatory authorities of Canada and of each of the provinces of Canada.

"Common Shares" means the common shares in the capital of the Corporation.

"Convertible Note Subscription Agreements" has the meaning specified in the Recitals to this Agreement.

"Convertible Securities" has the meaning given to such term in Section 3.1(1).

"Corporation" means Nouveau Monde Graphite Inc.

"Cure Notice" has the meaning given to such term in Section 3.3(1).

“Definitive Offtake Agreement” has the meaning given to the term “Definitive Offtake Agreement” in the Framework Agreement.

"Dilution Event" has the meaning given to such term in Section 3.3(1).

"Director Nominee" has the meaning given to such term in Section 2.1(1).

"Directors" mean the directors of the Corporation from time to time.

"Excluded Issuance" has the meaning given to such term in Section 3.2(6).

"Exercise Notice" has the meaning given to such term in Section 3.2(2).

"Exercise Notice Period" has the meaning given to such term in Section 3.2(2).

“Feasibility Study” has the meaning given to such term in the Framework Agreement.

"Financing Notice" has the meaning given such term in Section 3.2(2).

“Framework Agreement" has the meaning specified in the Recitals to this Agreement.

"Governmental Entity" means (i) any international, multinational, national, federal, provincial, state, municipal, local or other governmental or public department, central bank, court, commission, board, bureau or agency, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any stock exchange and (iv) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above.

“Joint Venture” has the meaning given to the term “JV” in the Framework Agreement.

"IFRS" means International Financial Reporting Standards issued by the International Accounting Standards Board and interpretations issued by the International Financial Reporting Interpretations Committee at the relevant time applied on a consistent basis.

"IQ" means Investissement Québec.

"IQ Pro Rata Interest" means, on any date, the aggregate security ownership interest of IQ (together with its Affiliates) in the Corporation, expressed as a percentage, equal to (i) the aggregate number of outstanding Common Shares and other voting or equity shares of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised by IQ and its Affiliates; divided by (ii) the aggregate number of outstanding Common Shares and other voting or equity shares of the Corporation. For purposes of this calculation, the Common Shares issuable upon the exercise or conversion of any warrants or convertible securities beneficially owned by IQ and its Affiliates are the true beneficiaries (but not any warrants, options or convertible securities held by any other persons) shall be deemed to be outstanding for purposes of this calculation and included in the calculation of (i) and (ii) above, provided that, for the purposes of Section 3.1(1)(b), the Common Shares issuable upon the exercise or conversion of any warrants or convertible securities whether beneficially owned by IQ and its Affiliates or by any other person shall be deemed to be outstanding for purposes of the calculation of (i) and (ii).

"Law" means any and all applicable (i) laws, constitutions, treaties, statutes, codes, ordinances, orders, decrees, rules, regulations and by-laws, (ii) judgments, orders, writs, injunctions, decisions, awards and directives of any Governmental Entity and (iii) policies, guidelines, notices and protocols of any Governmental Entity.

"Mitsui" means Mitsui & Co., Ltd.

"Note" means the convertible note issued by the Corporation pursuant to the terms of the 2022 Subscription Agreement dated as of October 19, 2022 between the Corporation and IQ.

"Notice" has the meaning specified in Section 7.1(1).

"NYSE" means the New York Stock Exchange.

"Option Plan" means the stock option plan of the Corporation.

“Panasonic” means Panasonic Energy Co., Ltd.

"Parties" means the Corporation and IQ, and any other Person that becomes a party to this Agreement.

"PBL" means Pallinghurst Bond Limited.

"Person" means a natural person, partnership, limited partnership, limited liability partnership, corporation, limited liability company, unlimited liability company, joint stock company, trust, unincorporated association, joint venture or other entity or Governmental Entity, and pronouns have a similarly extended meaning.

"Pre-Emptive Right" has the meaning given such term in Section 3.1(1).

"Pre-Emptive Right Securities" has the meaning given to such term in Section 3.1(1).

"Project Agreement" has the meaning given to such term in the Framework Agreement.

"SEDAR" means the System for Electronic Document Analysis and Retrieval.

"Subsequent Offering" has the meaning specified in Section 3.1(1).

“Supply Chain Project” has the meaning give to such term in the Framework Agreement.

"Top-Up Right" has the meaning given to such term in Section 3.3(1).

"TSXV" means the TSX Venture Exchange.

“VAP Project” has the meaning give to such term in the Framework Agreement.

Section 1.2           Gender and Number

Any reference in this Agreement to gender includes all genders. Words importing the singular number only include the plural and vice versa.

Section 1.3           Headings, etc.

The division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect its interpretation.

Section 1.4           Currency

All references in this Agreement to "dollars" or to "C$" are expressed in Canadian currency unless otherwise specifically indicated.

Section 1.5           Certain Phrases, etc.

In this Agreement, (i) the words "including", "includes" and "include" mean "including (or includes or include) without limitation", and (ii) the words "the aggregate of", "the total of", "the sum of", or a phrase of similar meaning means "the aggregate (or total or sum), without duplication, of". The expressions "Article", "Section" and other subdivision followed by a number mean and refer to the specified Article, Section or other subdivision of the Agreement. In the computation of periods of time from a specified date to a later specified date, unless otherwise expressly stated, the word "from" means "from and including" and the words "to" and "until" each mean "to but excluding".

Section 1.6           Accounting Terms

All accounting terms not specifically defined in this Agreement are to be interpreted in accordance with IFRS.

Section 1.7           Statutory References

Except as otherwise provided in this Agreement, any reference in this Agreement to a statute refers to such statute and all rules and regulations made under it as they may have been or may from time to time be amended, re-enacted or superseded.

Section 1.8           No Partnership

Nothing in this Agreement will be deemed to constitute a partnership, agency or similar relationship between any of the Parties hereto. Except as provided herein or as the Parties may otherwise agree, each Party shall have the right to engage in and receive the full benefits from any independent business activities or operations, whether or not competitive with the business activities and operations carried on by the other Parties, without consulting with, or incurring any obligation to, the other Parties.

Article 2
BOARD REPRESENTATION

Section 2.1           Directors of the Corporation

(1)	Until this Agreement is terminated in accordance with Article 6, IQ shall be entitled to nominate one (1) individual for appointment or election as Director of the Corporation if the IQ Pro Rata Interest, is at least equal to ten percent (10%) (the “Director Nominee”); and provided further that the number of Directors of the Corporation shall not exceed ten (10).

(2)	The Director Nominee must be acceptable to all stock exchanges on which the Common Shares are listed (being the TSXV and the NYSE as of the date hereof), and not be disqualified from being a Director under the Act or by the applicable Canadian Securities Regulatory Authorities. In determining its Director Nominee, IQ will give due consideration to director independence requirements under Applicable Securities Laws, as well as the gender and diversity of its Director Nominee. However, for certainty, nothing in this Section 2.1(2) shall require IQ to nominate any individual that is "independent" under Applicable Securities Laws including under National Instrument 52-110 – Audit Committees.

(3)	The Corporation shall include the Director Nominee in its proposed slate of Directors nominated for election at each annual or special meeting of shareholders at which Directors are to be elected, and management of the Corporation shall recommend that shareholders vote in favour of all such individuals required to be nominated under Section 2.1(1) for election as a Director.

(4)	If at any time a meeting of the shareholders of the Corporation is required to give effect to this Article 2, IQ shall provide the name of the Director Nominee and biographical information at least 20 days in advance of the anticipated mailing date of the management information circular for such meeting and the Corporation shall present such individual as part of management's list of Director nominees, provided however that the Corporation shall give IQ at least 45 days' notice of the anticipated mailing date for such management information circular.

(5)	If the IQ Pro Rata Interest falls below ten percent (10%) for not less than thirty (30) calendar days, then upon notice being delivered by the Corporation requiring the resignation the Director Nominee, the Director Nominee shall forthwith resign and shall, pursuant to the terms of the constating documents of the Corporation or Law, cease to hold office as a Director on the Board or any committee thereof.

(6)	In the event that the IQ Pro Rata Interest decreases below ten percent (10%), Section 2.1(1) shall become inoperative but provided that IQ shall be entitled to all of their rights under Section 2.1 if the IQ Pro Rata Interest subsequently, and within thirty (30) calendar days, comes to again being at least ten percent (10%) and prior to termination of this Agreement in accordance with Article 6.

(7)	At any time:

(a)	upon written request of the Corporation, IQ shall promptly confirm to the Corporation the number of Common Shares, warrants and convertible securities, IQ and its Affiliates then hold for the purposes of determining the IQ Pro Rata Interest; and

(b)	upon written request of IQ, the Corporation shall promptly confirm to IQ the number of issued and outstanding Common Shares.

(8)	For so long as IQ is entitled to nominate at least one (1) Director Nominee pursuant to this Article 2, the Corporation shall ensure that such Director Nominee, once elected or nominated, is, as directed by IQ, appointed to each standing committee of the Board established from time to time and provided that (i) such appointment is acceptable to all stock exchanges on which the Common Shares are listed (being the TSXV and the NYSE as of the date hereof) and does not conflict with the Act or Applicable Securities Laws and (ii) the Director Nominee satisfies the eligibility criteria for such committee in the Board's reasonable determination.

(9)	If the Director Nominee resigns, is lawfully removed, is not elected by the shareholders, or otherwise ceases to be eligible to be a Director for any reason, IQ shall be entitled to fill such vacancy by the election or appointment of another individual nominated by IQ provided that IQ is still entitled to do so pursuant to this Article 2.

Article 3
financing matters

Section 3.1           Pre-Emptive Right

(1)	In the event of any issuance of any Common Shares or securities that are exercisable for, convertible into or exchangeable for Common Shares ("Convertible Securities" and together with the Common Shares, collectively, the "Pre-Emptive Right Securities") (any such issuance, a "Subsequent Offering"), IQ shall have the right (the "Pre-Emptive Right") to subscribe for and acquire, on the same terms and conditions of such Subsequent Offering:

(a)	in the case of a Subsequent Offering of Common Shares, such number of Common Shares as would result in the IQ Pro Rata Interest immediately following completion of the Subsequent Offering being equal to the IQ Pro Rata Interest immediately prior to the Subsequent Offering; and

(b)	in the case of a Subsequent Offering of Convertible Securities, such number of Convertible Securities as would result in the IQ Pro Rata Interest immediately following completion of the Subsequent Offering being equal to the IQ Pro Rata Interest immediately prior to the Subsequent Offering, in each case, for greater certainty, after giving effect to the issuance of any Common Shares or Convertible Securities acquired by IQ or any Affiliate thereof as part of the Subsequent Offering, other than pursuant to the exercise of the Pre-Emptive Right, if applicable. Pre-Emptive Right Securities may be offered by way of a separate private placement to IQ to be completed in accordance with Section 3.3, unless the Parties agree that IQ will participate directly in the Subsequent Offering.

(2)	Subject to Section 3.3, if the IQ Pro Rata Interest falls below ten percent (10%), each of the Corporation and IQ shall thereafter cease to have any rights and obligations under this Section 3.1.

(3)	Notwithstanding Section 3.1(2), and in the circumstance that Section 3.1(2) shall become operative, IQ shall be entitled to all of their rights under this Section 3.1 if within 90 days of this Section 3.1(2) becoming operative, the IQ Pro Rata Interest again comes to be of at least ten percent (10%) following the exercise of IQ’s rights provided under Section 3.3, but prior to the termination of this Agreement in accordance with Article 6.

(4)	The Pre-Emptive Right is not assignable or transferable by IQ, provided however that IQ may exercise the Pre-Emptive Right in the name of an Affiliate.

Section 3.2           Procedure for Exercise of Pre-Emptive Right

(1)	At least ten (10) Business Days (or such shorter period as may be required to comply with the rules of the TSXV or the NYSE) prior to the public announcement of the Subsequent Offering (or, in the case of a Subsequent Offering that is an underwritten offering on a bought deal basis pursuant to which an underwriter has committed to purchase securities of the Corporation without a prior marketing process (a "Bought Deal"), at least two (2) Business Days), the Corporation shall deliver to IQ a notice in writing (the "Financing Notice"). The Financing Notice shall set out:

(a)	the number of Common Shares or Convertible Securities proposed to be issued;

(b)	the material terms and conditions of Common Shares or any Convertible Securities proposed to be issued and any other terms and conditions of such Subsequent Offering;

(c)	to the extent known, the subscription price per Common Share or Convertible Security proposed to be issued by the Corporation under such Subsequent Offering;

(d)	the proposed closing date for the issuance of Common Shares or Convertible Securities to IQ, assuming exercise of the Pre-Emptive Right by IQ; and

(e)	the number of Common Shares outstanding as of the date of the Financing Notice.

(2)	If IQ wishes to exercise the Pre-Emptive Right in respect of a particular Subsequent Offering, it shall give written notice to the Corporation (the "Exercise Notice") of the exercise of such right and of the number of Common Shares or Convertible Securities, as applicable, that it wishes to purchase within seven (7) Business Days (or, in the case of a Subsequent Offering that is a Bought Deal, 24 hours) after the date of receipt of the Financing Notice by IQ (the "Exercise Notice Period").

(3)	If IQ returns an Exercise Notice to the Corporation within the Exercise Notice Period, then the Corporation shall, subject to the receipt of all required regulatory and other approvals (including the approvals of each stock exchange on which the Common Shares or Convertible Securities are listed), which approvals the Corporation shall use commercially reasonable efforts to obtain and, subject to compliance with applicable laws, issue to IQ against payment of the subscription price payable in respect thereof, that number of Pre-Emptive Right Securities set forth in the Exercise Notice.

(4)	The closing of the exercise of the Pre-Emptive Right will take place on the closing date set out in the Financing Notice, which shall be, to the extent practicable, concurrent with the related issuance pursuant to the Subsequent Offering and, if not practicable, as soon as practicable thereafter. If the closing of the exercise of the Pre-Emptive Right has not been completed by the 75th day following the receipt of the Financing Notice (or such earlier or later date as the parties may agree), then IQ may choose to withdraw its Exercise Notice, in which case the Corporation will have no obligation to issue to IQ, and IQ will have no obligation to purchase, any Common Shares or Convertible Securities, as applicable, pursuant to such exercise of the Pre-Emptive Right.

(5)	If IQ do not elect to exercise their Pre-Emptive Right in full, then the Corporation shall be free for a period of 90 days following the expiration of the Exercise Notice Period (or notice from IQ to the Corporation that they will not exercise their Pre-Emptive Right, if provided prior to the expiration of the Exercise Notice Period) to sell the Common Shares or Convertible Securities, as applicable, subject to the Financing Notice on terms and conditions not more favorable to the purchasers thereof; provided that any Common Shares or Convertible Securities offered or sold by the Corporation after such 90 day period, or any Common Shares or Convertible Securities offered or sold by the Corporation during such 90 day period on terms and conditions more favorable to the purchasers thereof than those offered to IQ in the Financing Notice, must, in either case, be reoffered IQ pursuant to Section 3.1 as though it were a new Subsequent Offering.

(6)	The rights of IQ under Section 3.1 will not apply, and the Corporation will not be required to grant any right to IQ to subscribe for and acquire Pre-Emptive Right Securities, in connection with Common Shares or Convertible Securities issued in the following circumstances (each, an "Excluded Issuance"):

(a)	in respect of the issuance, exercise or settlement of options, rights, deferred share units, restricted share units, performance share units or other securities or entitlements issued under security-based compensation arrangements of the Corporation and any issuance of Common Shares pursuant thereto;

(b)	in connection with the conversion of any of the Notes or in connection with the exercise, conversion, exchange or other similar right pursuant to the terms of a Convertible Security (a) issued prior to the date hereof or (b) issued after the date hereof in compliance with the terms of this Agreement;

(c)	to the Corporation or any wholly-owned Subsidiary thereof;

(d)	in connection with bona fide bank debt, equipment financing or non-equity interim financing transactions with lenders to the Corporation, in each case, with an equity component;

(e)	in connection with any transaction pursuant to which the Corporation issues Common Shares or Convertible Securities for non-cash consideration, or as a result of a consolidation, amalgamation, merger, joint venture, arrangement, corporate reorganization or similar transaction or business reorganization resulting in a combined company, excluding such transactions where the Corporation would not be the surviving entity as a publicly traded company

(f)	in respect of the exercise of any Top-Up-Right by any other third party;

(g)	in respect to the issuance of securities pursuant to the at-the-market offering pursuant to the prospectus supplement filed on SEDAR on January 21, 2022; and

(h)	in connection with a share split, stock dividend or any similar transaction or recapitalization involving the Common Shares (provided, for greater certainty, that IQ shall be permitted to participate in any such event in their capacity as a shareholder of the Corporation to the same extent as all other shareholders of the Corporation).

in each case which have been approved by the Board.

Section 3.3            Top-Up Right

(1)	The Corporation shall notify IQ in writing (the "Cure Notice") as soon as reasonably practicable if the IQ Pro Rata Interest becomes less than the percentages of IQ Pro Rata Interest provided for under Section 2.1(1) and Section 3.1(2) as a result of (i) the Corporation issuing Common Shares or Convertible Securities pursuant to Section 3.2(6) or (ii) IQ not participating in a Subsequent Offering within an Exercise Notice Period ((i) and (ii) being referred to as a "Dilution Event"). Upon receipt of a Cure Notice, IQ shall have the right (the "Top-Up Right"), subject to the receipt of all required regulatory and other approvals (including the approvals of any stock exchange on which the Corporation's securities are then listed), within 90 days of receipt of the Cure Notice, to subscribe and acquire, by way of a private placement, such number of Common Shares or Convertible Securities, as applicable, as would result in the IQ Pro Rata Interest immediately following completion of the Dilution Event being equal to the IQ Pro Rata Interest immediately prior to the Dilution Event. The price of the securities to be acquired by IQ under their Top-Up Right will be the closing price of the Common Shares on the TSXV (or, to the extent not listed on the TSXV, any recognized exchange on which the Corporation is listed at the time) the day prior to the date of receipt of the Cure Notice. The Corporation shall use commercially reasonable efforts to obtain, and, subject to compliance with applicable laws and stock exchange rules (including any hold period imposed by applicable securities laws or any stock exchange), issue to OQ against payment of the subscription price payable in respect thereof, that number of securities set forth in the notice.

(2)	Notwithstanding Section 3.2, in the case of a Cure Notice delivered in connection with a Subsequent Offerings for which IQ did not send the Exercise Notice(s) within the Exercise Notice Period, IQ shall have the right, subject to the receipt of all required regulatory and other approvals (including the approvals of each stock exchange on which the securities or the underlying securities of any convertible title are listed), within an additional 20 days after the closing of a Subsequent Offering, to give to the Corporation the Exercise Notice(s) to subscribe and acquire securities, by way of a private placement, at the same price and conditions of the Subsequent Offering subject to any hold period imposed by Applicable Securities Laws or any stock exchange. The Corporation shall use commercially reasonable efforts to obtain, and subject to compliance with applicable laws and stock exchange rules, issue to IQ against payment of the subscription price payable in respect thereof, that number of Pre-Emptive Right Securities set forth in the Exercise Notice.

(3)	For greater certainty, if IQ do not decide to exercise its Top-Up Right within the 90-day period provided for in a Cure Notice, IQ will no longer be entitled to any Top-Up Right or other right in connection with the issuance referred to in the applicable Cure Notice (it being understood, for greater certainty, that if any other right referred to in this Section 3.3 requires a lower IQ Pro Rata Interest that than the one for which the applicable Cure Notice was delivered, IQ shall be entitled to Top-Up Rights with respect to such rights requiring a lower IQ Pro Rata Interest in the event the IQ Pro Rata Interest becomes less than the applicable percentage as a result of any Dilution Event).

Article 4
covenants

Section 4.1            Information and Access Rights

(1)	The Corporation shall provide to IQ, as soon as available (and in any event within 30 days) after the end of each quarter or each calendar month, as the case may be (or, in the case of the final quarter or calendar month, as the case may be, of any fiscal year, as soon as available (and in any event within 60 days) after the end of such quarter or calendar month, as the case may be):

(a)	a copy of the quarterly, or if available monthly, financial and operational report for the Corporation; and

(b)	a monthly report on the progress and anticipated timing of (i) the Feasibility Study, and (ii) the discussions between the parties to the Framework Agreement with respect to the transactions contemplated under the Framework Agreement.

(2)	The Corporation shall maintain accurate and complete books and records of all transactions, receipts, expenses, assets and liabilities of the Corporation in accordance with IFRS, consistently applied, and the Corporation shall pay for all expenses related to the maintenance of such books and records, including the filings of any tax returns as may be required by applicable law. IQ, or its nominee or other authorized agent or representative, shall be entitled to examine such books and records and to visit the facilities and properties of the Corporation and have an in-person meeting with the Corporation's senior management during normal business hours on reasonable notice and at its own expense, subject to reasonable confidentiality undertakings.

(3)	If the IQ Pro Rata Interest falls below ten percent (10%) for at least ninety (90) calendar days, IQ shall thereafter cease to have any rights under this Section 4.1.

(4)	With respect to the following matters, the Corporation shall notify IQ as soon as they are contemplated by the parties to the Framework Agreement:

(i)	any material change in the nature and scope of the Feasibility Study;

(ii)	any material change in the nature and scope of the Joint Venture or the options being considered for the creation of the Joint Venture under Section 3 of the Framework Agreement;

(iii)	any amendments to the Framework Agreement, as it may be replaced or superseded from time to time;

(iv)	the participation of any other party in the Joint Venture, the Supply Chain Project or the VAP Project; and

(v)	the execution of any Project Agreement, or any amendment, termination or replacement thereof.

Section 4.2            No Shareholder Rights Plan

The Corporation shall not propose, implement, adopt, or resolve to propose, implement or adopt a shareholder rights plan without the prior written consent of IQ, which consent may be withheld in their sole and absolute discretion.

Section 4.3            Continued Exchange Listing

The Corporation shall maintain a listing for its Common Shares on the TSXV or the NYSE, or another securities or stock exchange approved in advance by IQ, and shall not de-list or resolve to de-list its Common Shares from the TSXV or the NYSE without the prior written consent of IQ, which consent may be withheld, unless such de-listing results from a merger, business combination or plan of arrangement in which the shareholders of the Corporation receive securities of another listed entity or such de-listing results from the listing graduation from one of the securities or stock exchanges on which the Common Shares are listed to another recognized securities or stock exchange.

Section 4.4            Share Classes

The Corporation shall not at any time, without the prior written consent of IQ, which consent may be withheld in their sole and absolute discretion, amend its articles, notice of articles, or other constating documents, or agree to do so, or take any steps to do so (including by means of calling a shareholder meeting or setting a record date for a shareholder meeting in respect thereof), where such amendment would create a class or series of equity or voting shares which, if approved, would have voting rights, a right to a dividend or distribution, a right to the remaining property of the Corporation following dissolution, liquidation or winding-up, or any other rights, which are more advantageous or favourable than those provided to the holders of the Common Shares.

Section 4.5            Stock Option Plan; Securities-Based Compensation Arrangements

(1)	The Corporation shall be permitted to grant options under its Option Plan in accordance with its terms.

(2)	The Corporation shall be permitted to amend its Option Plan in accordance with its terms, Applicable Securities Laws and the rules of any stock exchange on which the Common Shares are listed (being the TSXV and the NYSE as of the date hereof), but shall not be permitted, without the written consent of IQ (which consent may be withheld), to amend such Option Plan to provide it with a capacity to issue options which represent greater than ten percent (10%) of issued Common Shares at any point in time.

(3)	The Corporation covenants and agrees at all times, that the number of Common Shares that may be made issuable under its Option Plan, together with all other securities based compensation arrangements of the Corporation, shall not represent an entitlement to issue securities under such plans which entitle the holders thereto to greater than ten percent (10%) of issued Common Shares in the aggregate at any point in time.

Article 5
REPRESENTATIONS AND WARRANTIES

Section 5.1              Representations and Warranties of IQ

IQ hereby represents and warrants to the Corporation as follows and acknowledges and confirms that the Corporation is relying on such representations and warranties in entering into this Agreement:

(a)	Corporate Power. IQ has been duly formed and is validly existing under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to enter into and deliver this Agreement and to perform its obligations under this Agreement.

(b)	Conflict With Other Instruments. The execution and delivery by IQ and the performance by it of its obligations under, and compliance with the terms, conditions and provisions of, this Agreement will not conflict with or result in a breach of: (i) its constating documents, (ii) any applicable Law, (iii) any agreement or instrument to which it is a party or by which it is bound or by which any of its properties or assets are bound, or (iv) any judgment, injunction, determination or award which is binding on IQ.

(c)	Corporate Action. The execution and delivery of this Agreement by IQ and the performance by it of its obligations under this Agreement has been duly authorized by all necessary corporate action on the part of IQ.

(d)	Execution and Binding Obligation. This Agreement has been duly executed and delivered by IQ and constitutes a legal, valid and binding obligation of it enforceable against IQ in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors' rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court.

Section 5.2              Representations and Warranties of the Corporation

The Corporation represents and warrants as follows and acknowledges and confirms that IQ is relying on such representations and warranties in entering into this Agreement:

(a)	Corporate Power. The Corporation has been duly formed and is validly existing under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to enter into and deliver this Agreement and to perform its obligations under this Agreement.

(b)	Conflict With Other Instruments. The execution and delivery by the Corporation and the performance by it of its obligations under, and compliance with the terms, conditions and provisions of, this Agreement will not conflict with or result in a breach of: (i) its constitutional documents, (ii) any applicable Law, rule or regulation, (iii) any agreement or instrument to which it is a party or by which it is bound or by which any of its properties or assets are bound, or (iv) any judgment, injunction, determination or award which is binding on it.

(c)	Corporate Action. The execution and delivery of this Agreement by the Corporation and the performance by it of its obligations under this Agreement have been duly authorized by all necessary corporate action on the part of the Corporation.

(d)	Execution and Binding Obligation. This Agreement has been duly executed and delivered by the Corporation and constitutes a legal, valid and binding obligation of it enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors' rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court.

Article 6
TERM AND TERMINATION

Section 6.1             Term

Unless terminated earlier in accordance with this Article 6, this Agreement shall continue in full force and effect and shall terminate only following the date that is 90 calendar days after the date IQ and its Affiliates shall cease to have an IQ Pro Rata Interest of at least ten percent (10%), provided that the Corporation shall have provided at least ninety (90) calendar days advance notice of termination to IQ, and IQ has failed to remedy the same within such period.

Section 6.2             Mutual Termination

This Agreement may be terminated at any time by mutual written agreement of the Parties.

Section 6.3             Effect of Termination

Upon termination of this Agreement, each Party shall no longer thereafter have any further liability or obligation to the other Party under this Agreement, excepting any claims, liabilities or damages that arose under this Agreement prior to the date of termination.

Article 7
MISCELLANEOUS

Section 7.1             Notices

(1)	Addresses for Notice. Any notice, request, consent, acceptance, waiver or other communication required or permitted to be given under this Agreement (a "Notice") shall be in writing and shall be given only by personal delivery, courier or by email, which results in a written or printed notice being delivered to the applicable address set forth below:

(i)	in the case of IQ, addressed to:

Investissement Québec
1001, boul. Robert-Bourassa, bureau 1000

Montréal (Québec) H3B 4L4

Attention to the Senior Director, Mines – Québec

Email:	[REDACTED – CONTACT INFORMATION]

With copy to the Première vice-présidence, Affaires juridiques et Secrétariat de la Société

Email :	[REDACTED – CONTACT INFORMATION]

(ii)	and in the case of the Corporation addressed to it at:

Nouveau Monde Graphite Inc.
481, rue Brassard

Saint-Michel-des-Saints

Québec, J0K 3B0 Canada

Attention:	Eric Desaulniers, President and Chief Executive Officer
Email:	[REDACTED – CONTACT INFORMATION]

Attention:	Josée Gagnon, Vice-President Legal Affairs and Corporate Secretary
Email:	[REDACTED – CONTACT INFORMATION]

(2)	Receipt of Notice. Any Notice:

(a)	if personally delivered, shall be deemed to have been validly and effectively given and received on the date of delivery if received prior to 5:00 p.m. (Montréal time) on a Business Day, otherwise the date of delivery shall be deemed to be on the next Business Day following such date;

(b)	if sent by courier, shall be deemed to have been validly and effectively given and received if received during business hours in the place of delivery, and if not, then at 9:00am on the next Business Day immediately following such date in the place of delivery; or

(c)	if sent by e-mail transmission, will be deemed to have been received two hours after the time such transmission was sent, if such time falls within business hours in the place of delivery, or at 9:00am on the next Business Day immediately following such date in the place of delivery of the intended recipient.

(3)	Change of Address for Notice. By giving to the other Party at least ten (10) days' Notice, any Party may, at any time and from time to time, change its address for delivery or communication for the purposes of this Section.

Section 7.2            Time of the Essence

Time is of the essence in this Agreement. If the time limited for the performance or completion of any matter under this Agreement expires or falls on a day that is not a Business Day, the time so limited shall extend to the following Business Day.

Section 7.3            Third Party Beneficiaries

The Parties intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties. No Person, other than the Parties, is entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum. The Parties reserve their right to vary or rescind the rights at any time and in any way whatsoever, if any, granted by or under this Agreement to any Person who is not a Party, without notice to or consent of that Person.

Section 7.4            Amendments

This Agreement may only be amended, supplemented or otherwise modified by written agreement signed by all of the Parties.

Section 7.5           Waiver

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party's failure or delay in exercising any right under this Agreement will not operate as a waiver of that right and a single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

Section 7.6           Entire Agreement

This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

Section 7.7           Successors and Assigns

This Agreement becomes effective only when executed by all of the Parties. After that time, it is binding on and enures to the benefit of the Parties and their respective heirs, administrators, executors, legal personal representatives, successors and permitted assigns. Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Parties, except that IQ may assign its rights and obligations under this Agreement to any of IQ’s Affiliates or to another entity nominated by IQ provided that any such assignee entity agrees in writing with the Corporation to assume all of the rights and liabilities of IQ Party under this Agreement.

Section 7.8           Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable, by an arbitrator or any court of competent jurisdiction from which no appeal exists or is taken, that provision will be severed from this Agreement and the remaining provisions will remain in full force and effect.

Section 7.9           Governing Law

This Agreement is governed by, and is to be interpreted and enforced in accordance with, the laws of the Province of Québec and the federal laws of Canada applicable therein.

Section 7.10           Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by facsimile or email) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The signature of any of the Parties may be evidenced by a facsimile or "pdf" copy of this Agreement bearing such signature. A Party sending a facsimile or email transmission shall also deliver the original signed counterpart to the other Party; however, failure to deliver the original signed counterpart shall not invalidate this Agreement.

[Signature page follows.]

IN WITNESS WHEREOF the Parties hereto have executed this Agreement on the day and year first herein written.

INVESTISSEMENT QUÉBEC

By:
Name: Amyot Choquette
Title: Senior Director, Mines – Québec

NOUVEAU MONDE GRAPHITE INC.

By:
Name: Eric Desaulniers
Title: President and Chief Executive Officer

IQ Investment Agreement – Signature page